

François Mahu

Founder, COO & Chief Designer at Palm Energy Systems

Barcelona, Catalonia, Spain · **Contact info**

154 connections

 **Palm Energy Systems**

 **ESA Saint-Luc**

Experience

 **Founder, COO & Chief Designer**
Palm Energy Systems
2016 – Present · 5 yrs
Connecticut, United States

Education

 **ESA Saint-Luc**
Master's degree, Design
2006 – 2010

 **Universidade Técnica de Lisboa**
Bachelor's degree, Design
2008 – 2009